UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

v

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM
1.	Minutes of the board of directors meeting held on March 27, 2020, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on April 7, 2020.

2.	Notice to the market, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on April 1, 2020, regarding a change in independent auditors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ José Antonio de Almeida Filippo
Name:	José Antonio de Almeida Filippo
Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
Name:	Itamar Gaino Filho
Title:	Chief Legal and Compliance Officer

Date: April 9, 2020

Item 1

Minutes of the board of directors meeting held on March 27, 2020, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on April 7, 2020.

NATURA &CO HOLDING S.A.

CNPJ/ME No. 32.785.497/0001-97	Publicly-Held Company	NIRE 35.3.0053158-2

Minutes of the Board of Directors’ Meeting

Held on March 27, 2020.

I.       Date, Time and Place: On March 27, 2020, at 9 a.m., by conference call.

II.       Call Notice: Waived due to the attendance, by conference call, of all members of the Board of Directors, under paragraph 2, article 15 of the Bylaws of Natura &Co Holding S.A. (“Company”).

III.       Quorum: All members of the Company’s Board of Directors attended, namely: Guilherme Peirão Leal, chairman of the meeting and co-chairman of the Board of Directors; Antônio Luiz da Cunha Seabra, co-chairman of the Board of Directors; Pedro Luiz Barreiros Passos, co-chairman of the Board of Directors; Roberto de Oliveira Marques, executive chairman of the Board of Directors; Gilberto Mifano, independent board member; Carla Schmitzberger, independent board member; Fábio Colletti Barbosa, independent board member; Jessica DiLullo Herrin, independent board member; Ian Martin Bickley, independent board member, Nancy Killefer, independent board member, W. Don Cornwell, independent board member, and Andrew George McMaster Jr., independent board member. Mr. Moacir Salzstein, secretary, was also present.

IV.       Presiding Board: Mr. Guilherme Peirão Leal chaired the meeting, and invited Mr. Moacir Salzstein to act as secretary.

V.       Agenda: under the terms of Article 20, XI, of the Company’s Bylaws, to resolve on:

1.       the approval of the terms and conditions of the Coinvestment Plan 2020 – Gross Grant (“Plan CIP 2020 - Gross”), within the scope of the Coinvestment Program approved at the Company's Extraordinary General Meeting held on December 13, 2019 (“CIP”);

2.        the approval of the terms and conditions of the Coinvestment Plan 2020 – Net Grant (“Plan CIP 2020 - Net”), within the scope of the CIP;

3.       the approval of the terms and conditions of the Coinvestment Plan 2020 – Management (“Plan CIP 2020 – Management” and, jointly with the Plan CIP 2020 – Gross and with the Plan CIP 2020 - Net”, the “Plans”), within the scope of the CIP;

4.       the approval of the list of participants and the number of grants granted to each participant, for each of the Plans;

5.       authorization to the Company's Board of Officers to take all necessary measures to implement the resolutions approved in this meeting.

VI.       Resolutions: after having discussed the matters included in the agenda, the members of the Board of Directors unanimously and without any reservation approved:

1.       the terms and conditions of the Plan CIP 2020 – Gross, which final version was authenticated by the presiding board and will be filed at the Company’s headquarters;

2.       the terms and conditions of the Plan CIP 2020 – Net, which final version was authenticated by the presiding board and will be filed at the Company’s headquarters;

3.       the terms and conditions of the Plan CIP 2020 – Management, which final version was authenticated by the presiding board and will be filed at the Company’s headquarters;

4.       the list of participants and the number of grants granted to each participant, within the scope of each of the Plans. The Exhibit I contains a list of the consolidated number of grants under the Plans. The list of individual grants granted to each participant within the scope of each Plan was duly approved by the members of the board of directors, authenticated by the board and will remain filed at the Company’s headquarters.

5.       the authorization to the Company's Board of Officers to, upon the accomplishment of all the conditions applicable to each of the resolutions, take all necessary measures to implement the resolutions approved herein.

The board member Roberto de Oliveira Marques, pursuant to article 156 of Law No. 6,404 / 76, informed the board members of his impediment and abstained from participating in the deliberation of item 3 of the agenda, as well as with relation to the resolution of item 4 regarding the grants granted to him, in view of being a beneficiary of such plan and corresponding grants.

VII.       Adjournment: The Chairman thanked everyone for being present and declared the meeting adjourned, but first suspended the meeting so that these minutes could be drafted, which, after being read, discussed and found to be in order, were approved, according to votes cast by email and signed by the presiding board and by the attending board members.

São Paulo, March 27, 2020.

I hereby certify that this is a true copy of the Minutes drawn up in the proper book.

/s/ Moacir Salzstein

Moacir Salzstein

Secretary

Exhibit I

Total amount of grants in the context of the Plans

	Investment Awards	Matching Awards
Plan CIP 2020 - Gross, Plan CIP 2020 – Net and Plan CIP 2020 – Management.	1,044,491	2,072,715

Item 2

Notice to the market, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on April 1, 2020, regarding a change in independent auditors.

NATURA &CO HOLDING S.A.

Publicly-Held Company	CNPJ/ME No. 32.785.497/0001-97	NIRE 35.300.531.582

NOTICE TO THE MARKET

Independent auditors change

Natura &Co Holding S.A. (“Natura &Co”), pursuant to the provisions set forth in article 28, of the Instruction of Comissão de Valores Mobiliários (CVM) number 308 of May 14, 1999, as amended, informs its investors and the market that the Board of Directors of Natura &Co, in a meeting held on March 30, 2020, approved the hiring of PricewaterhouseCoopers Auditores Independentes (PwC) in replacement of KPMG Auditores Independentes (KPMG), to provide audit services of its financial statements as of the fiscal year 2020. These services will begin as from the review of the quarterly information (ITRs) for the period ending on March 31, 2020.

The termination of the contract with KPMG, as well as its replacement by PWC, was necessary for commercial reasons, and had the consent of the current auditors.

São Paulo, April 01, 2020.

JOSÉ ANTONIO DE ALMEIDA FILIPPO

Financial and Investor Relations Officer